SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UNIOIL
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

904808 30 0
(CUSIP Number)

Charles E. Ayers, Jr., 710 North Hamilton Street, Richmond, VA  23221-2035   (804) 358-4731
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2000
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

CUSIP No. 904808 30 0

1)     Names of Reporting Persons
        Charles E. Ayers, Jr.

         I.R.S. Identification Nos. of Above Persons (entities only)

2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)  [  ]
        (b)  [  ]

3)     SEC Use Only

4)     Source of Funds (See Instructions)                                                                        OO; PF

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     [  ]

6)     Citizenship or Place of Organization                                                                        U.S.A.

   Number of          7)     Sole Voting Power                                                                                   5,980,083
 Shares Bene-
     ficially               8)     Shared Voting Power                                                                                  521,644
 Owned by
Each Report-         9)     Sole Dispositive Power                                                                            5,980,083
 ing Person
      With               10)     Shared Dispositive Power                                                                          521,644

11)     Aggregate Amount Beneficially Owned by Each Reporting Person                   6,501,727

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                                                                                     [  ]

13)     Percent of Class Represented by Amount in Row (11)                                             65.1

14)     Type of Reporting Person (See Instructions)                                                              IN

Item 1.            Security and Issuer

          This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Unioil, a Nevada corporation (“Unioil” or the “Issuer”).The address of the principal executive offices of the Issuer is 3817 Carson Avenue, P.O. Box 200310, Evans, CO 80620.

Item 2.            Identity and Background

          The name of the person filing this statement is Charles E. Ayers, Jr.  His business address is 710 North Hamilton Street, Richmond, VA  23221-2035.

          Mr. Ayers's principal occupation is attorney at law with the firm of Ayers & Stolte. The address of Ayers & Stolte is as shown for Mr. Ayers, above. Mr. Ayers is and was at all relevant times an officer and director of Unioil.

          Mr. Ayers has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Ayers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Ayers is a citizen of the United States of America.

Item 3.            Source and Amount of Funds or Other Consideration

          The numbers of shares of Common Stock owned or controlled by the Reporting Person, Mr. Ayers, as stated in Rows 7, 9, and 11 of the facing sheet of this statement represent totals that are the result of separate transactions listed as Transaction Nos. 1 through 6 as follows:

          Transaction No. 1:  By a transaction consummated on or about September 28, 1990, Mr. Ayers acquired a total of 1,000,000 shares of Common Stock from Alvin Q. Jarrett. Prior to the transaction, Mr. Ayers did not own any Common Stock. The consideration from Mr. Ayers, an attorney, for the 1,000,000 shares consisted of legal services he provided on a contingency-fee basis to Dr. Jarrett. The shares were transferred to Mr. Ayers as a result of the settlement agreement entered into by the parties in the litigation. In the transaction, Mr. Ayers acquired, and continues to hold, sole voting power and sole dispositive power over all of the shares.

          As of the date of the transaction, the Issuer had a total of 9,041,657 shares of Common Stock issued and outstanding. As a result of the transaction, therefore, Mr. Ayers became the owner of 11.1% of the Common Stock.

          Transaction No. 2:  By a transaction consummated on February 10, 1995, Mr. Ayers purchased a total of 666,667 shares of Common Stock from the Estate of Mary Morton Parsons and caused those shares to be distributed to his wife (Sarah M. Ayers) and his three children in the following amounts:

                        Sarah M. Ayers                        366,667 Shares
                        Charles E. Ayers, III                 100,000 Shares
                        J. Mason Ayers                        100,000 Shares
                        Alexander H. Ayers                  100,000 Shares

          The total consideration paid for these shares was $125,000.00 in cash. The source of that consideration was personal funds of Mr. Ayers. These shares represent part of the shares of Common Stock in which Charles E. Ayers, Jr., may be deemed to have a beneficial ownership interest, but does not have sole voting power or sole dispositive power. This transaction increased the total number of shares of which Mr. Ayers was the record owner, the beneficial owner, or both, from 1,000,000 to 1,666,667. At the time of this transaction, the Issuer had a total of 9,441,657 shares of Common Stock issued and outstanding. As a result, Mr. Ayers may be deemed to have been the beneficial owner of 17.7% of the Common Stock immediately following the consummation of this transaction.

          Transaction No. 3:  By a transaction consummated on September 5, 1996, Charles E. Ayers, Jr., acquired an additional 666,666 shares of Common Stock. That stock was held of record at that time in the name of B. Roland Freasier, Jr., but had been assigned to and was under the control of Alvin Q. Jarrett. The consideration from Mr. Ayers for those shares consisted of legal services he had provided to Dr. Jarrett. As a result of an agreement between Mr. Ayers and Dr. Jarrett, Dr. Jarrett’s Estate caused those shares to be transferred to Mr. Ayers. As a result, Mr. Ayers had sole voting power and sole dispositive power over 1,666,666 shares and beneficial ownership of the additional 666,667 shares acquired by Mr. Ayers for his wife and children as described in Transaction No. 2 above. At the time of this transaction, the Issuer continued to have a total of 9,441,657 shares of Common Stock issued and outstanding. As a result, Mr. Ayers may be deemed to have been the beneficial owner of 24.7% of the Common Stock immediately following the consummation of this transaction.

          Transaction No. 4:  By a transaction consummated on July 16, 1997, Charles E. Ayers, Jr., acquired an additional 666,667 shares of Common Stock from the Estate of Alvin Q. Jarrett. The consideration from Mr. Ayers for those shares consisted of legal services he had provided to Dr. Jarrett. As a result of an agreement between Mr. Ayers and the Estate of Dr. Jarrett, those shares were transferred to Mr. Ayers. As a result of that transaction, Mr. Ayers had sole voting power and sole dispositive power over 2,333,333 shares and beneficial ownership of a total of 3,000,000 shares of Common Stock. At the time of this transaction, the Issuer continued to have a total of 9,441,657 shares of Common Stock issued and outstanding. As a result, Mr. Ayers may be deemed to have been the beneficial owner of 31.8% of the Common Stock immediately following the consummation of this transaction.

          Transaction No. 5:  By a transaction consummated on March 29, 2000, Charles E. Ayers, Jr., acquired 57,467,498 shares of Common Stock as part of a debt-for-equity exchange with Joseph Associates of Greeley, Inc. (“JAGI”).  JAGI was an affiliate of Unioil in that Mr. Ayers, himself an affiliate of Unioil, owned or controlled a majority interest in JAGI. The debt-for-equity exchange was effected in early 2000 pursuant to approval granted by the shareholders of Unioil on December 15, 1999. At that time, JAGI had a mortgage and deed of trust which created a first lien on virtually all of Unioil’s assets in the principal amount of approximately six million dollars plus accrued interest in the approximate amount of ten million dollars. As a result of the debt-for-equity exchange, JAGI cancelled the principal amount of that debt and forgave the accrued interest. As part of that debt-for-equity exchange, Unioil authorized and issued an additional 90,500,000 shares of Common Stock , as a result of which the total number of shares issued and outstanding as of the date of Transaction No. 5 (March 29, 2000) became 99,941,657 shares. As a result of the 57,467,498 shares he received due to the debt-for-equity exchange, the number of shares over which Mr. Ayers held sole voting power and sole dispositive power increased to 59,800,831 (or 59.8%), and the number of shares of which Mr. Ayers may be deemed to have been a beneficial owner increased to 60,467,498 (60.5%).

          Transaction No. 6:   By a transaction consummated on May 17, 2000, two of the children of Charles E. Ayers, Jr., i.e., Charles E. Ayers, III and J. Mason Ayers, each received 2,274,898 shares of Common Stock as part of the debt-for-equity exchange described in Transaction No. 5 above. This transaction did not alter the number of shares over which Charles E. Ayers, Jr., had sole voting power and sole dispositive power. However, the number of shares of which Charles E. Ayers, Jr., may be deemed a beneficial owner increased to 65,017,294 shares, which represented 65.1% of the total number of shares of Common Stock issued and outstanding at that time.

          On December 29, 2005, the Common Stock underwent a one-for-ten reverse stock split. As a result, the total number of shares of Common Stock over which Charles E. Ayers, Jr., had sole voting power and sole dispositive power was reduced to 5,980,083 shares and the total number of shares beneficially owned by Mr. Ayers was reduced to 6,501,727 shares. No fractional shares were issued as a result of the reverse stock split. The shares beneficially owned by Mr. Ayers as a result of the reverse stock split continued to represent 65.1% of the total number of shares of Common Stock issued and outstanding at that time and at the time of the submission of this statement.

Item 4.            Purpose of Transactions

          The transactions described in Item 3 were all made by or caused to be made by Mr. Ayers for ordinary investment purposes.

Item 5.            Interest in Securities of the Issuer

          The current interest held by Mr. Ayers in the securities of the Issuer reflects a one-for-ten reverse stock split of the Common Stock that became effective on December 29, 2005.

          As of the date of this statement, Mr. Ayers was the record owner or the beneficial owner, or both, of an aggregate of 6,501,727 shares of Common Stock. Those shares represented approximately 65.1% of the issued and outstanding Common Stock.

          As of such date, Mr. Ayers held the sole power to vote and dispose of 5,980,083 of those shares. As of such date, members of the immediate family of Mr. Ayers shared with him the power to vote and dispose of, and held the sole right to receive dividends in respect of, the remaining 521,644 of those shares.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to
                        Securities of the Issuer

          The Reporting Person, Charles E. Ayers, Jr., has an unwritten understanding or agreement with his wife, Sarah M. Ayers, and their three children, Charles E. Ayers, III, J. Mason Ayers and Alexander H. Ayers, whereby Charles E. Ayers, Jr. may be deemed to have a beneficial ownership interest in but does not have sole voting power or sole dispositive power over the stock owned by his wife and children as described under Transaction No. 2 and Transaction No. 6 in Item 3, of this statement. The nature of the interest of Mr. Ayers in the Common Stock held by his wife and children is that of shared voting power and shared dispositive power as reflected in the information stated in Rows 8 and 10 of the facing sheet of this statement.

Item 7.            Material to Be Filed as Exhibits

          None.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  _____March 2, 2006__________________

___/s/ Charles E. Ayers, Jr.___________________
Signature

Charles E. Ayers, Jr.
Name/Title